UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37443

Univar Solutions Inc.

(Exact name of registrant as specified in its charter)

3075 Highland Parkway, Suite 200, Downers Grove, Illinois 60515

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants to acquire 0.1525 shares of common stock, $0.01 par value per share, of Univar Solutions Inc. and $1.51 in cash(1)

(Title of each class of securities covered by this Form)

Common Stock ($0.01 par value)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Univar Solutions Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UNIVAR SOLUTIONS INC.

Date:	June 21, 2021	By:	/s/ Noelle J. Perkins
Name: Noelle J. Perkins
Title: Senior Vice President, General Counsel & Secretary

(1)	The warrants expired on June 9, 2021 in accordance with their terms.